Exhibit 2.1

Execution Version

ERIKSON NATIONAL ENERGY INC.

- and -

GRYPHON DIGITAL MINING, INC.

ASSET PURCHASE AND SALE AGREEMENT

December 9, 2024

TABLE OF CONTENTS

Article 1 Interpretation		2
1.1	Definitions	2
1.2	Interpretation	12
1.3	Schedules	13
1.4	Interpretation if Closing Does Not Occur	13

Article 2 Purchase and sale		14
2.1	Agreement of Purchase and Sale	14
2.2	Transfer of Property and Assumption of Liabilities	14
2.3	Licence Transfers	14
2.4	Whitemap Area	15
2.5	Specific Conveyances	16
2.6	Post-Closing Maintenance of Assets	16
2.7	Assumed Liabilities	17
2.8	Outside Date Extension	17

Article 3 Purchase Price		18
3.1	Purchase Price	18
3.2	Allocation of Purchase Price	18
3.3	Satisfaction of Purchase Price	18

Article 4 TRansfer Taxes		18
4.1	Transfer Taxes	18

Article 5 REPRESENTATIONS and WARRANTIES		19
5.1	Vendor’s Representations	19
5.2	Purchaser’s Representations	19
5.3	Enforcement of Representations and Warranties	21

Article 6 “AS IS, Where IS” AND NO ADDITIONAL REPRESENTATIONS AND WARRANTIES		21
6.1	Due Diligence Acknowledgement	21
6.2	“As Is, Where Is”, No Additional Representations	22

Article 7 RISK AND COSTS AND INSURANCE		24
7.1	Risk and Costs	24
7.2	Insurance	24

Article 8 INDEMNIFICATION		24
8.1	Indemnification Given by Purchaser	24
8.2	Third Party Claims	25
8.3	Failure to Give Timely Notice	26
8.4	No Merger	26
8.5	Third Party Beneficiary	26

Article 9 ENvironmental Matters		26
9.1	Acknowledgements Regarding Environmental Condition	26
9.2	Assumption of Environmental Liabilities	26

Article 10 Covenants		27
10.1	Conduct of Business Until Closing	27
10.2	ROFRs	27
10.3	Document Review	29
10.4	Due Diligence	29

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Article 11 CONDITIONS		29
11.1	Mutual Conditions	29
11.2	Conditions for the Benefit of the Purchaser	29
11.3	Conditions for the Benefit of the Vendor	30
11.4	Satisfaction of Conditions	30
11.5	Proposal Trustee’s Certificate	31

Article 12 CLOSING		31
12.1	Closing Date and Place of Closing	31
12.2	Deliveries on Closing by the Vendor	31
12.3	Deliveries on Closing by the Purchaser	31

Article 13 Termination		32
13.1	Grounds for Termination	32
13.2	Effect of Termination	32

Article 14 GENERAL		33
14.1	Public Announcements	33
14.2	Liability of the Proposal Trustee	33
14.3	Dissolution of Vendor	33
14.4	Survival	33
14.5	Governing Law	34
14.6	Consequential Damages	34
14.7	Right to Contact Governmental Authorities and Stakeholders	34
14.8	Further Assurances	34
14.9	Assignment	34
14.10	Waiver	35
14.11	Amendment	35
14.12	Time of the Essence	35
14.13	Costs and Expenses	35
14.14	Entire Agreement	35
14.15	Notices	35
14.16	Enurement	36
14.17	Third Party Beneficiaries	36
14.18	Severability	36
14.19	Counterparts	36

SCHEDULES

Schedule A	Assets Listing
A-1 - Lands
A-2 - Wells
A-3 - Facilities
A-4 - Pipelines
Schedule B	Whitemap Area
Schedule C	Form of General Conveyance, Assignment and Assumption Agreement
Schedule D	Forms of Conditions Certificates
Schedule E	Assumed Contracts
Schedule F	Thirteen Week Cash Flow Schedule

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is dated as of December 9, 2024,

BETWEEN:

ERIKSON NATIONAL ENERGY INC., a corporation existing under the laws of the Province of Alberta (herein referred to as the “Vendor”)

- and -

GRYPHON DIGITAL MINING, INC., a corporation existing under the laws of the State of Delaware (herein referred to as the “Purchaser”)

WHEREAS:

A.	on October 1, 2024, the Vendor filed a Notice of Intention to Make a Proposal (the “NOI”), pursuant to section 50.4 of the Bankruptcy and Insolvency Act, with KSV Restructuring Inc. (“KSV”) named as proposal trustee (the “NOI Proceedings”);

B.	on October 21, 2024, the Vendor received an order of the Court (the “Initial Order”) approving a sale and investment solicitation process in respect of the sale of its assets and properties (the “SISP”);

C.	on October 21, 2024, the Vendor received an order of the Court (the “Interim Financing Order”) approving certain debtor in possession financing by Third Eye Capital Corporation, as agent for one or more investment vehicles managed, advised, or operated by Third Eye Asset Management Inc. or its Affiliates (“Third Eye Capital”);

D.	on November 21, 2024, the Vendor received an order of the Court (the “Second Interim Financing Order”) approving certain amendments to the debtor in possession financing by Third Eye Capital;

E.	the Vendor has retained the services of Sayer Energy Advisors (the “Sales Advisor”) to act as the sale advisor for the purposes of its sale and investment solicitation process;

F.	certain of the Vendor’s mineral leases have been cancelled or suspended and the Vendor is in discussions with the Governmental Authorities regarding the reinstatement of such mineral leases;

G.	subject to receipt of Court Approval, the Purchaser has agreed to purchase and acquire and the Vendor has agreed to sell, transfer and assign to the Purchaser, all of the Vendor’s Interest in and to the Assets, on the terms and conditions set forth herein.

NOW THEREFORE, this Agreement witnesses that in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged by each Party to the other, the Parties covenant and agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement:

(a)	“Abandonment and Reclamation Obligations” means all past, present and future obligations to:

(i)	abandon, shut-down, close, decommission, dismantle or remove any and all Wells and Tangibles, including all structures, foundations, buildings, pipelines, equipment and other facilities forming part of the Wells and Tangibles or otherwise located on the Lands or used or previously used in respect of Petroleum Substances produced or previously produced from the Lands; and

(ii)	restore, remediate and reclaim the surface and subsurface locations of the Wells and the Tangibles and any lands used to gain access thereto, including such obligations relating to wells, pipelines and facilities which were abandoned or decommissioned prior to the Closing Date that were located on the Lands or that were located on other lands and used in respect of Petroleum Substances produced or previously produced from the Lands, and including the remediation, restoration and reclamation of any other surface and sub-surface lands affected by any environmental damage, contamination or other environmental issues emanating from or relating to the sites for the Wells or the Tangibles;

all in accordance with generally accepted oil and gas industry practices and in compliance with all Applicable Laws;

(b)	“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person. For the purposes of this definition, “control” (including with correlative meanings, controlling, controlled by and under common control with) means the power to direct or cause the direction of the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and, it being understood and agreed that with respect to a corporation or partnership, control shall mean direct or indirect ownership of more than 50% of the voting shares in any such corporation or of the general partnership interest or voting interest in any such partnership;

(c)	“Agency Agreement” means the agency agreement to be dated as of December 9, 2024, between the Purchaser and Third Eye Capital;

(d)	“Agreement” means this agreement of purchase and sale and any schedules attached hereto which are referred to in this agreement, together with any amendment or supplement thereto;

(e)	“Applicable Law” means, in respect of any Person, asset, transaction, event or circumstance: (i) statutes (including regulations enacted thereunder); (ii) judgments, decrees and orders of courts of competent jurisdiction (including the common law); (iii) regulations, orders, ordinances and directives issued by Governmental Authorities; and (iv) the terms and conditions of all permits, licenses, approvals and authorizations, in each case which are applicable to such Person, asset, transaction, event or circumstance;

(f)	“Approval and Vesting Order” means an order of the Court approving the Transaction in accordance with the provisions of this Agreement, and, subject to Closing, vesting all of the Vendor’s Interest in and to the Assets in the Purchaser free and clear of all Claims (other than Permitted Encumbrances) and interests, such order to be based on the template sale approval and vesting order of the Court together with such modifications and amendments to such form as may be approved by both the Vendor and the Purchaser, acting reasonably;

(g)	“Assets” means the Tangibles, and the Miscellaneous Interests and specifically excludes: (i) any employees or contractors and their respective contracts; and (ii) any obligation, whether existing or cancelled, in relation to the purchase from Tidewater Midstream and Infrastructure Ltd. of any interest in any interprovincial pipelines;

(h)	“Assumed Contracts” means the contracts referenced in subsection (i) of the definition of Miscellaneous Interests, which contracts shall be assigned by the Vendor and assumed by the Purchaser in accordance with the terms of this Agreement, the relevant contracts and/or the Approval and Vesting Order, and/or other order of the Court in form and substance satisfactory to the Parties;

(i)	“Assumed Liabilities” means, collectively, all liabilities and obligations arising from the possession, ownership and/or use of the Assets following Closing (including for greater certainty any municipal or property taxes that accrue commencing on the Closing Date), along with Environmental Liabilities, Abandonment and Reclamation Obligations and Cure Costs;

(j)	“BCER” means the British Columbia Energy Regulator, or any successor thereto having jurisdiction over the Assets or certain of them or the operation thereof;

(k)	“BC Minister of Finance” means the British Columbia Minister of Finance, or any successor thereto having jurisdiction over the Assets or certain of them or the operation thereof;

(l)	“BC Ministry” means the British Columbia Ministry of Energy, Mines and Low Carbon Innovation, or any successor thereto having jurisdiction over the Assets or certain of them or the operation thereof;

(m)	“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in the City of Calgary in the Province of Alberta or City of New York in the State of New York;

(n)	“Claim” means any caveats, security interests, hypothecs, pledges, mortgages, liens, trusts or deemed trusts, reservations of ownership, royalties, options, rights of pre-emption, privileges, interests, assignments, actions, judgments, executions, levies, taxes, writs of enforcement, charges, or other claims, whether contractual, statutory, financial, monetary or otherwise, whether or not they have attached or been perfected, registered or filed and whether secured, unsecured or otherwise, including, without limiting the generality of the foregoing:

(i)	any encumbrances or charges created by the Initial Order or any other order of the Court in the NOI Proceedings;

(ii)	any charges, security interests or claims evidenced by registrations pursuant to the Personal Property Security Act (British Columbia) or any other personal property registry system;

(iii)	any liens or claims of lien under the Builders’ Lien Act (British Columbia);

(iv)	any linear or non-linear municipal property tax claims under the Local Government Act (British Columbia), the Community Charter (British Columbia), or otherwise;

(v)	any outstanding amounts owing to the BCER; and

(vi)	those claims which may be specifically identified in Schedule “C” to the Approval and Vesting Order, as applicable;

(o)	“Closing” means the completion of the purchase by the Purchaser, and sale by the Vendor, of the Vendor’s Interest in and to the Assets and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously with such purchase and sale, all subject to and in accordance with the terms and conditions of this Agreement;

(p)	“Closing Date” means the date on which Closing occurs, being the date which is five Business Days following the date upon which all conditions in Sections 11.1, 11.2 and 11.3 have been satisfied or waived (other than such conditions which are to be satisfied on the Closing Date), or such other date as the Parties may agree in writing; provided, however, that the Closing Date shall not be later than the Outside Date;

(q)	“Closing Payment” has the meaning ascribed to that term in Section 3.3;

(r)	“Conditions Certificates” has the meaning ascribed to that term in Section 11.5;

(s)	“Confidentiality Agreement” means the confidentiality agreement between the Vendor and the Purchaser and executed prior to the date hereof in respect of the evaluation by the Purchaser of potential transactions involving the assets of the Vendor;

(t)	“Consequential Damages” has the meaning ascribed to that term in Section 14.6;

(u)	“Court” means the Court of King’s Bench of Alberta, Judicial Centre of Calgary;

(v)	“Court Approval” means both the issuance of the Approval and Vesting Order by the Court approving the sale of the Assets, and such Approval and Vesting Order having become a Final Order;

(w)	“Cure Costs” means, in respect of any Assumed Contract, all amounts, required to be paid to remedy all of the Vendor’s monetary defaults under such Assumed Contract or required to secure a counterparty’s or any other necessary Person’s consent to the assignment of such Assumed Contract pursuant to its terms (including any deposits or other forms of security required by any Governmental Authority) or as may be required pursuant to the Approval and Vesting Order, and includes any other fees and expenses required to be paid to a counterparty or any other Person in connection with the assignment of an Assumed Contract pursuant to its terms or Applicable Laws;

(x)	“Due Diligence Information” means all information made available (by the Vendor, the Sales Advisor or otherwise) for the Purchaser’s review in paper or electronic form in relation to the Vendor, its Affiliates and/or the Assets;

(y)	“Environment” means the components of the earth and includes the air, the surface and subsurface of the earth, bodies of water (including rivers, streams, lakes and aquifers) and plant and animal life (including humans);

(z)	“Environmental Laws” means all Applicable Laws relating to pollution or protection of human health or the Environment (including ambient air, water, surface water, groundwater, land surface, soil, or subsurface) or natural resources, including Applicable Laws relating to the storage, transfer, transportation, investigation, cleanup, treatment, or use of, or release or threatened release into the Environment of, any Hazardous Substances;

(aa)	“Environmental Liabilities” means all past, present and future Losses and Liabilities, Legal Proceedings and other duties and obligations, whether arising under contract, Applicable Laws or otherwise, arising from, relating to or associated with:

(i)	any damage, pollution, contamination or other adverse situations pertaining to the Environment howsoever and by whomsoever caused and regardless of whether such damage, pollution, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(ii)	the presence, storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release, emission or discharge of Petroleum Substances, oilfield wastes, water, Hazardous Substances, environmental contaminants and all other substances and materials regulated under any Applicable Law, including any forms of energy, or any corrosion to or deterioration of any structures or other property;

(iii)	compliance with or the consequences of any non-compliance with, or violation or breach of, any Environmental Law;

(iv)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or

(v)	the protection, reclamation, remediation or restoration of the Environment;

that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets or on or in respect of the Lands or any lands pooled or unitized therewith;

(bb)	“Facilities” means the Vendor’s Interest in and to all field facilities whether or not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are, or have been, used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Leased Substances, including any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse, in the Whitemap Area, including those facilities and pipelines identified in Schedule A-3 and Schedule A-4 under the headings entitled “Facilities” and “Pipelines”, respectively, and as applicable;

(cc)	“Final Order” means an order of the Court that has not been vacated, stayed, set aside, amended, reversed, annulled or modified, as to which no appeal or application for leave to appeal therefrom has been filed and the applicable appeal period with respect thereto shall have expired without the filing of any appeal or application for leave to appeal, or if any appeal(s) or application(s) for leave to appeal therefrom have been filed, any (and all) such appeal(s) or application(s) have been dismissed, quashed, determined, withdrawn or disposed of with no further right of appeal and all opportunities for rehearing, reargument, petition for certiorari and appeal being exhausted or having expired without any appeal, motion or petition having been filed and remaining pending, any requests for rehearing have been denied, and no order having been entered and remaining pending staying, enjoining, setting aside, annulling, reversing, remanding, or superseding the same, and all conditions to effectiveness prescribed therein or otherwise by Applicable Law or order having been satisfied;

(dd)	“General Conveyance, Assignment and Assumption Agreement” means an agreement providing for the assignment by the Vendor of the Vendor’s Interest in and to the Assets, free and clear of all Claims (other than Permitted Encumbrances), substantially in the form attached hereto as Schedule B, and the assumption by the Purchaser of the Assumed Liabilities, substantially in the form attached hereto as Schedule B;

(ee)	“Governmental Authority” means any domestic or foreign government, whether federal, provincial, state, territorial or municipal; and any governmental agency, ministry, department, tribunal, commission, bureau, board, court (including the Court) or other instrumentality exercising or purporting to exercise legislative, judicial, regulatory or administrative functions of, or pertaining to, government, having jurisdiction over a Party, the Assets or this Transaction, including for greater certainty the BCER, the BC Ministry, and the BC Minister of Finance;

(ff)	“GST” means taxes, interest, penalties and other additions thereto imposed under Part IX of the Excise Tax Act (Canada) and the regulations made thereunder; and “GST Legislation” means such act and regulations collectively;

(gg)	“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, radioactive materials, flammable substances, explosives, Petroleum Substances and products of Petroleum Substances, polychlorinated biphenyls, chlorinated solvents and asbestos;

(hh)	“Initial Order” has the meaning ascribed to that term in the recitals hereto;

(ii)	“Interim Advances” means, the Vendor’s operating expenses and legal and professional fees as set out and described in the Thirteen Week Cash Flow Schedule;

(jj)	“Interim Financing Order” has the meaning ascribed to that term in the recitals hereto;

(kk)	“Interim Financing Participation” means the Purchaser’s obligation to participate in the funding of the NOI Proceedings pursuant to the Agency Agreement and the Second A&R Financing Term Sheet;

(ll)	“Interim Financing Participation Period” means the period from December 9, 2024 to January 31, 2025, subject to an option exercisable by the Purchaser in writing at any time prior to January 31, 2025, to extend such period to March 31, 2025;

(mm)	“KSV” has the meaning ascribed to that term in the recitals hereto;

(nn)	“Lands” means the Vendor’s Interest in the lands located in the Whitemap Area including the lands set out and described in Schedule A-1 under the heading entitled “Lands Schedule/Mineral Property Report”, and the Petroleum Substances within, upon or under such lands (subject to the restrictions and exclusions identified in the Title Documents as to Petroleum Substances and geological formations);

(oo)	“Leased Substances” means all Petroleum Substances, rights to or in respect of which are granted, reserved or otherwise conferred by or under the Title Documents (but only to the extent that the Title Documents pertain to the Lands);

(pp)	“Legal Proceeding” means any litigation, action, suit, investigation, hearing, claim, complaint, grievance, arbitration proceeding or other proceeding and includes any appeal or review or retrial of any of the foregoing and any application for same;

(qq)	“Licence Transfers” means the transfer from the Vendor to the Purchaser of any permits, approvals, licences and authorizations granted by the BCER or any other Governmental Authority in relation to the construction, installation, ownership, use or operation of the Wells or the Facilities, as applicable;

(rr)	“Losses and Liabilities” means any and all assessments, charges, costs, damages, debts, expenses, fines, liabilities, losses, obligations and penalties, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Applicable Law, claim, Legal Proceeding by any Governmental Authority or any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority, and those arising under any contract, agreement, arrangement, commitment or undertaking and costs and expenses of any Legal Proceeding, assessment, judgment, settlement or compromise relating thereto, and all interest, fines and penalties and reasonable legal fees and expenses incurred in connection therewith (on a full indemnity basis);

(ss)	“LTAs” has the meaning set forth in Section 2.3(a);

(tt)	“Miscellaneous Interests” means, subject to any and all limitations and exclusions provided for in this definition, the Vendor’s Interest in and to all property, assets, interests and rights pertaining to the Petroleum and Natural Gas Rights and the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), or either of them, but only to the extent that such property, assets, interests and rights pertain to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including any and all of the following:

(i)	all contracts relating to the Petroleum and Natural Gas Rights and the Tangibles, or either of them (including the Title Documents);

(ii)	all warranties, guarantees and similar rights relating to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including warranties and guarantees made by suppliers, manufacturers and contractors under the Assets, and claims against other Third Parties in connection with the contracts relating to the Petroleum and Natural Gas Rights and the Tangibles;

(iii)	all subsisting rights to carry out operations relating to the Lands, the Tangibles or the Wells, and without limitation, all easements and other permits, licenses and authorizations pertaining to the Tangibles or the Wells;

(iv)	rights to enter upon, use, occupy and enjoy the surface of any lands which are used or may be used to gain access to or otherwise use the Petroleum and Natural Gas Rights and the Tangibles, or either of them;

(v)	all records, books, documents, licences, reports and data which relate to the Petroleum and Natural Gas Rights and the Tangibles, or either of them including any of the foregoing that pertain to geological or geophysical matters and, including plats, surveys, maps, cross-sections, production records, electric logs, cuttings, cores, core data, pressure data, decline and production curves, well files, and related matters, division of interest records, lease files, title opinions, abstracts of title, title curative documents, lease operating statements and all other accounting information, marketing reports, statements, gas balancing information, and all other documents relating to customers, sales information, supplier lists, records, literature and correspondence, physical maps, geologic or geophysical interpretation, electronic and physical project files; and

(vi)	the Wells, including the wellbores and any and all casing and down-hole monitoring and pumping equipment;

provided that unless otherwise agreed in writing by the Parties, the Miscellaneous Interests shall not include any documents or data to the extent that they are owned or licensed by Third Parties with restrictions on their deliverability or disclosure by the Vendor to an assignee;

(uu)	“NOI” has the meaning ascribed to that term in the recitals hereto;

(vv)	“NOI Proceedings” has the meaning ascribed to that term in the recitals hereto;

(ww)	“Notice Period” has the meaning ascribed to that term in Section 8.2(b);

(xx)	“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, decision, verdict, ruling, subpoena, or award entered by or with any Governmental Authority (whether temporary, preliminary, or permanent);

(yy)	“Outside Date” means, subject to Section 2.8, January 31, 2025, or such other date as the Parties may agree;

(zz)	“Outstanding ROFR Assets” has the meaning set forth in Section 10.2(e)(ii);

(aaa)	“Outstanding ROFRs” has the meaning set forth in Section 10.2(e);

(bbb)	“Parties” means, collectively, the Purchaser and the Vendor, and “Party” means any one of them;

(ccc)	“Permitted Encumbrances” means:

(i)	any overriding royalties, net profits interests and other burdens, which are provided for under the Title Documents;

(ii)	the terms and conditions of the Assumed Contracts and the Title Documents, including ROFRs, the requirement to pay any rentals or royalties to the grantor thereof to maintain the Title Documents in good standing and any royalty or other burden reserved to the grantor thereof or any gross royalty trusts applicable to the grantor’s interest in any of the Title Documents;

(iii)	the right reserved to or vested in any grantor, Governmental Authority or other public authority by the terms of any Title Document or by Applicable Laws to terminate any Title Document;

(iv)	easements, rights of way, servitudes or other similar rights in land, including rights of way and servitudes for highways, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone or cable television conduits, poles, wires or cables;

(v)	taxes on Petroleum Substances or the income or revenue therefrom, unless specifically excluded and governmental restrictions on production rates from the Wells or on operations being conducted on the Lands or otherwise affecting the value of any of the Assets;

(vi)	agreements for the sale, processing, transmission or transportation of Petroleum Substances entered into by the Vendor subsequent to the date of this Agreement;

(vii)	any obligation of the Vendor to hold any portion of their interest in and to any of the Assets in trust for Third Parties;

(viii)	any rights reserved to or vested in any Governmental Authority to control or regulate the ownership, use or operation of any of the Assets in any manner, including governmental requirements imposed by statute or Governmental Authorities as to rates of production from operations or otherwise affecting recoverability of Petroleum Substances;

(ix)	undetermined or inchoate liens incurred or created as security in favour of any Person with respect to the development or operation of any of the Assets, as regards the Vendor’s share of the costs and expenses thereof which are not due or delinquent as of the date hereof;

(x)	the reservations, limitations, provisos and conditions in any grants or transfers from the Crown of any of the Lands or interests therein, and statutory exceptions to title;

(xi)	provisions for penalties and forfeitures under Title Documents as a consequence of non-participation in operations;

(xii)	any requirement to post or maintain any deposits or other form of security required by any Governmental Authority; and

(xiii)	liens granted in the ordinary course of business to a public utility, municipality or Governmental Authority with respect to operations pertaining to any of the Assets as regards the Vendor’s share of amounts owing to such public utility, municipality or Governmental Authority which are not due or delinquent as of the date hereof;

(ddd)	“Person” means any individual, corporation, limited or unlimited liability company, joint venture, partnership (limited or general), trust, trustee, executory, Governmental Authority, or other entity however designated or instituted;

(eee)	“Petroleum and Natural Gas Rights” means the Vendor’s former interest, immediately prior to such rights being cancelled or suspended by the BC Ministry on or about July 24, 2024, in and to all rights to and in respect of the Leased Substances and the Title Documents (but only to the extent that the Title Documents pertain to the Lands, including the interests set out and described in Schedule A-1 under the heading entitled “Lands Schedule/Mineral Property Report”;

(fff)	“Petroleum Substances” means any of crude oil, petroleum, natural gas, natural gas liquids, coal bed methane and any and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur;

(ggg)	“Proposal Trustee” means KSV, in its capacity as the proposal trustee of the Vendor and not in its personal or corporate capacity;

(hhh)	“Proposal Trustee’s Certificate” means the certificate, substantially in the form attached as Schedule “A” to the Approval and Vesting Order, to be delivered by the Proposal Trustee to the Vendor and the Purchaser on Closing and thereafter filed by the Proposal Trustee with the Court certifying that it has received the Conditions Certificates;

(iii)	“Proposal Trustee’s Solicitors” means the law firm of Fasken, Martineau Dumoulin LLP, or such other firm or firms of solicitors as are retained or engaged by the Proposal Trustee from time to time and notice of which is provided to the Purchaser;

(jjj)	“Purchase Price” has the meaning ascribed to that term in Section 3.1;

(kkk)	“Purchaser” has the meaning ascribed to that term in the preamble hereto;

(lll)	“Purchaser’s Solicitors” means Cassels Brock & Blackwell LLP, or such other firm or firms of solicitors as are retained or engaged by the Purchaser from time to time and notice of which is provided to the Vendor;

(mmm)	“Representative” means, in respect of a Person, each director, officer, employee, agent, legal counsel, accountant, consultant, contractor, professional advisor and other representative of such Person and its Affiliates and, with respect to the Vendor, includes the Sales Advisor and the Proposal Trustee;

(nnn)	“ROFR” means a right of first refusal, right of first offer or other pre-emptive or preferential right of purchase or similar right to acquire the Assets or certain of them that may become operative by virtue of this Agreement or the completion of the Transaction;

(ooo)	“Sales Advisor” has the meaning ascribed to that term in the recitals hereto;

(ppp)	“Second A&R Financing Term Sheet” means the second amended and restated interim financing term sheet to be dated as of December 9, 2024, between the Corporation and Third Eye Capital;

(qqq)	“Second Interim Financing Order” has the meaning ascribed to that term in the recitals hereto;

(rrr)	“Second Amended Interim Financing Order” means, an amendment to the Second Interim Financing Order, whereby the Purchaser will fund the Vendor’s Interim Advances during the Interim Financing Participation Period, in accordance with the terms and conditions of the Agency Agreement and the Second A&R Financing Term Sheet;

(sss)	“SISP” has the meaning ascribed to that term in the recitals hereto;

(ttt)	“Specific Conveyances” means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable to convey, assign and transfer the Vendor’s Interest in and to the Assets to the Purchaser and to novate the Purchaser in the place and stead of the Vendor, as applicable, with respect to the Assets (excluding the Licence Transfers);

(uuu)	“Tangibles” means the Vendor’s Interest in and to the Facilities and any and all other tangible depreciable property and assets, if any, which are located within, upon or in the vicinity of the Lands and which are used or are intended to be used to produce, process, gather, treat, measure, store, transport, make marketable or inject the Leased Substances or any of them;

(vvv)	“Third Eye Capital” has the meaning ascribed to that term in the recitals hereto;

(www)	“Third Party” means any Person who is not a Party or an Affiliate of a Party;

(xxx)	“Third Party Claim” means any Legal Proceeding by a Third Party asserted against the Vendor for which the Purchaser has indemnified the Vendor or is otherwise responsible pursuant to this Agreement;

(yyy)	“Thirteen Week Cash Flow Schedule” means, the thirteen week cash flow schedule prepared by Third Eye Capital detailing the Vendor’s operating expenses as set out and described in Schedule F;

(zzz)	“Title Documents” means, collectively, any and all certificates of title, leases, reservations, permits, licences, assignments, trust declarations, operating agreements, royalty agreements, gross overriding royalty agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements, acreage contribution agreements, joint venture agreements and any other documents and agreements granting, reserving or otherwise conferring rights to (i) explore for, drill for, produce, take, use or market Petroleum Substances, (ii) share in the production of Petroleum Substances, (iii) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Petroleum Substances which are produced, and (iv) rights to acquire any of the rights described in items (i) to (iii) of this definition; but only if the foregoing pertain in whole or in part to Petroleum Substances within, upon or under the Lands;

(aaaa)	“Transaction” means the transaction for the purchase and sale of the Vendor’s Interest in and to the Assets, together with all other transactions contemplated in this Agreement, all as contemplated in this Agreement;

(bbbb)	“Transfer Taxes” means all transfer taxes, sales taxes, use taxes, production taxes, value-added taxes, goods and services taxes, land transfer taxes, registration and recording fees, and any other similar or like taxes and charges imposed by a Governmental Authority in connection with the sale, transfer or registration of the transfer of the Assets, including GST and any applicable provincial sales tax; and which, for certainty, shall not include freehold mineral taxes;

(cccc)	“Unscheduled Assets” has the meaning ascribed to that term in Section 2.4(a);

(dddd)	“Vendor” has the meaning ascribed to that term in the preamble hereto;

(eeee)	“Vendor’s Interest” means, when used in relation to any asset, undertaking or property, the entire right, title and interest, if any, of the Vendor, as applicable, in, to and/or under such asset, undertaking or property;

(ffff)	“Vendor’s Solicitors” means the law firm of Bennett Jones LLP, or such other firm or firms of solicitors as are retained or engaged by the Vendor from time to time and notice of which is provided to the Purchaser;

(gggg)	“Wells” means the Vendor’s Interest in and to the wells included in the Whitemap Area, including the wells listed in Schedule A-2 under the heading entitled “Wells”;

(hhhh)	“Whitemap Area” means the entire area on the map attached as Schedule B; and

(iiii)	“Wildboy Area” means the area shown on Schedule B under the heading “Wildboy Area”.

1.2	Interpretation

The following rules of construction shall apply to this Agreement unless the context otherwise requires:

(a)	All references to monetary amounts are to the lawful currency of Canada.

(b)	Words importing the singular include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

(c)	The word “include” and “including” and derivatives thereof shall be read as if followed by the phrase “without limitation”.

(d)	The words “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular provision of this Agreement.

(e)	The headings contained in this Agreement are for convenience of reference only, and shall not affect the meaning or interpretation hereof.

(f)	Reference to any Article, Section or Schedule means an Article, Section or Schedule of this Agreement unless otherwise specified.

(g)	If any provision of a Schedule hereto conflicts with or is at variance with any provision in the body of this Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict.

(h)	All documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict.

(i)	This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party does not apply to the construction or interpretation of this Agreement.

(j)	Reference to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof.

(k)	References to an Applicable Law means such Applicable Law as amended from time to time and includes any successor Applicable Law thereto any regulations promulgated thereunder.

1.3	Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule A	Assets Listing
A-1 - Lands
A-2 - Wells
A-3 - Facilities
A-4 - Pipelines
Schedule B	Whitemap Area
Schedule C	Form of General Conveyance, Assignment and Assumption Agreement
Schedule D	Forms of Conditions Certificates
Schedule E	Assumed Contracts
Schedule F	Thirteen Week Cash Flow Schedule

1.4	Interpretation if Closing Does Not Occur

If Closing does not occur, each provision of this Agreement which presumes that the Purchaser has acquired the Assets shall be construed as having been contingent upon Closing having occurred.

Article 2
Purchase and sale

2.1	Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, and in consideration of the Purchase Price, the Vendor hereby agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase, accept and receive from the Vendor, the Vendor’s Interest in and to the Assets.

2.2	Transfer of Property and Assumption of Liabilities

Provided that Closing occurs and subject to the terms and conditions of this Agreement, possession, risk, and legal and beneficial ownership of the Assets shall transfer from the Vendor to the Purchaser on the Closing Date, and the Purchaser agrees to assume, discharge, perform and fulfil all Assumed Liabilities. Without limiting the provisions of this Agreement relating to the General Conveyance, Assignment and Assumption Agreement (and such agreement itself), or any other provisions of this Agreement relating to sale, transfer, assignment, conveyance or delivery, the Assets shall be sold, assigned, transferred, conveyed, and delivered by the Vendor to the Purchaser by way of the Licence Transfers, the Specific Conveyances and other appropriate instruments of transfer, bills of sale, endorsements, assignments, and deeds, in recordable form, or by way of an Order of the Court, as appropriate, and free and clear of any and all Claims other than Permitted Encumbrances, as applicable.

2.3	Licence Transfers

(a)	Within forty (40) days of the date hereof, the Vendor shall electronically submit applications to the BCER for the Licence Transfers, in a form and content acceptable to Purchaser, acting reasonably, with instructions that such Licence Transfers shall not take effect until the BCER is in receipt of written confirmation from the Parties that Closing has occurred (“LTAs”), and confirm that such submission has been made to the Purchaser, and in addition the Vendor shall cause to be provided any information and documentation along with such LTAs to the BCER which are required to be provided by the transferor in connection with the foregoing. The Purchaser shall accept or ratify such LTAs without delay, provided that, if the Purchaser in good faith determines or believes that any of the LTAs are not complete and accurate, or the BCER refuses to process any such LTAs because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate LTAs as soon as practicable and, thereafter, the Vendor shall promptly re-submit such LTAs and the Purchaser shall accept or ratify such re-submitted LTAs without delay. Each Party shall be responsible for its own costs relating to LTAs hereunder. The Purchaser shall provide any information and documentation in respect of such LTAs to the BCER which are required to be provided by the transferee in connection with the foregoing. Following submission of the LTAs, the Purchaser shall use reasonable commercial efforts to obtain the approval from the BCER of the LTAs and registration of the Licence Transfers, subject to the specific requirements of this Section 2.3.

(b)	If the BCER denies any of the LTAs because of misdescription or other minor deficiencies contained therein, the Vendor shall, within two Business Days of such denial, correct the LTA(s) and amend and re-submit the LTA(s), and the Purchaser shall accept or ratify such re-submitted LTAs without delay.

(c)	In the event that the Purchaser has applied, or prior to the Closing Date applies, to the BCER for a discretionary waiver from the BCER’s security requirements in respect of the Transaction, then Vendor shall provide such information and documentation to the BCER regarding the Assets as may reasonably be required in connection with the BCER’s review of such discretionary waiver application made by the Purchaser (but only to the extent such information and documentation has not already been made available by the Vendor or its Representatives to the Purchaser or its Representatives); provided that the Purchaser agrees it shall have primary carriage of, and be solely responsible at is own cost for submitting and liaising with the BCER in respect of, such application.

(d)	Each Party shall on a timely and continuing basis keep the other Party fully apprised and informed regarding all communications the Purchaser may have with the BCER in connection with the Transaction, including all communications respecting LTAs, and without limiting the generality of the foregoing the Purchaser shall provide copies to the Vendor of all related correspondence from the Purchaser to the BCER, and the Purchaser shall request that the BCER provide copies to the Vendor of all related correspondence from the BCER to the Purchaser.

(e)	If Closing does not occur by the Outside Date, Vendor shall forthwith terminate any pending LTAs.

(f)	Within three (3) Business Days of Closing, the Parties shall provide a joint written notification to the BCER that Closing has occurred and direct the BCER to complete the LTAs.

2.4	Whitemap Area

(a)	The Parties acknowledge that although Vendor has prepared, and Purchaser has reviewed, the Schedules attached hereto, they recognize that there may be unintended omissions or misdescriptions. As such, the Parties acknowledge and agree that it is their intention that, in addition to those Assets included and specified in the Schedules hereto, the Assets shall include Vendor’s entire interest in and to all Tangibles and Miscellaneous Interests (as those terms are defined herein) which fall within the Whitemap Area, any of such additional unscheduled Assets, being the “Unscheduled Assets”, and that the Purchase Price includes consideration for such Unscheduled Assets. The Parties acknowledge that the Schedules are incomplete. During the due diligence investigation period provided for in Section 11.2(d)(iv), the Purchaser and the Vendor shall use commercially reasonable efforts to finalize a complete listing of the Vendor’s Wells, Facilities and Pipelines and revise Schedule A and attach a completed listing of the Assumed Contracts in Schedule E.

(b)	To the extent that any Unscheduled Assets are identified by either Party after the Closing Date or to the extent that any Assets are undeliverable by the Vendor or were erroneously included on the Schedules, the Parties shall use all reasonable efforts to replace the affected Schedules attached hereto with corrected Schedules, which corrected Schedules shall be deemed to be the applicable Schedule as of the date hereof, and to take such additional steps as are necessary to specifically convey Vendor’s interest in such Unscheduled Assets to Purchaser.

(c)	The Parties further acknowledge that all liabilities and obligations associated with the Unscheduled Assets shall likewise be assumed by Purchaser in accordance with the terms hereof applicable to the Assets.

2.5	Specific Conveyances

(a)	Within a reasonable time following its receipt of the Title Documents from Vendor, Purchaser shall prepare and provide for the Vendor’s review all Specific Conveyances. None of the Specific Conveyances shall confer or impose upon either Party any greater right or obligation than as contemplated in this Agreement. Promptly after Closing, the Purchaser shall register and/or distribute (as applicable), all such Specific Conveyances and shall bear all costs incurred therewith and in preparing and registering any further assurances required to convey the Assets to the Purchaser.

(b)	As soon as practicable, and in any event within ten (10) days following Closing, the Vendor shall deliver or cause to be delivered to the Purchaser such original copies of the Title Documents and any other agreements and documents to which the Assets are subject and such original copies of contracts, agreements, records, books, documents, licenses, reports and data comprising Miscellaneous Interests which are now in the possession or control of the Vendor or of which the Vendor gains possession or control prior to Closing.

(c)	Notwithstanding Sections 2.5(a) and 2.5(b), requests for the transfers from the Vendor to the Purchaser of registered Crown leases or licences, related surface rights and any other Title Documents which are administered by a Governmental Authority shall be submitted by the Vendor and accepted by the Purchaser as soon as is practicable after receipt of acceptable LTA terms and conditions from the BCER. with instructions that such transfers shall take effect upon receipt of written confirmation from the Parties that Closing has occurred.

2.6	Post-Closing Maintenance of Assets

(a)	Following Closing, if and to the extent that Purchaser must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Vendor’s interest in the Assets or certain of them, including any Title Documents and Assumed Contracts, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:

(i)	the Purchaser shall use reasonable commercial efforts to obtain, as may be required by the terms of any Assumed Contracts, consents or approvals to the assignment of such Assumed Contracts; provided that to the extent that any Cure Costs are payable with respect to any Assumed Contract, the Purchaser shall be responsible for and shall pay all such Cure Costs, which shall be paid directly to the counterparty as and when required in conjunction with the assignment of the Assumed Contracts, and which Cure Costs shall form part of the Purchase Price for the Assets;

(ii)	to the extent permitted by any applicable Assumed Contract:

(A)	the Purchaser will pay, perform and discharge the duties and obligations accruing after Closing under such Assumed Contract, on behalf of the Vendor, until such time as the effective transfer or assignment of the relevant Assumed Contract to the Purchaser; and

(B)	the Vendor shall use reasonable commercial efforts to exercise the rights, entitlements, benefits and remedies under such Assumed Contract, on behalf of the Purchaser until such time as the effective transfer or assignment of the relevant Assumed Contract to the Purchaser, or such Assumed Contract expires or otherwise terminates; and

(iii)	the Vendor shall not have any liability as a consequence of the Vendor taking any action or causing anything to be done under this Section 2.6(a), and the Purchaser shall be responsible and liable for, and, as a separate covenant, shall hereby indemnify and save harmless the Vendor and its Representatives against, all costs and expenses reasonably incurred by the Vendor, its Affiliates or their respective Representatives as a consequence of or in connection with this Section 2.6(a); and

(iv)	nothing in this Agreement shall constitute an agreement to assign, and shall not be construed as an assignment of, or an attempt to assign to the Purchaser, any Assumed Contract until such time as the necessary consents or approvals with respect to the assignment are obtained.

(b)	Both before and after Closing, the Purchaser shall use all commercially reasonable efforts to obtain any and all approvals required under Applicable Law and any and all material consents of Third Parties required to permit this Transaction to be completed. The Parties acknowledge that the acquisition of such consents shall not be a condition precedent to Closing. It shall be the sole obligation of the Purchaser, at the Purchaser’s sole cost and expense, to provide any and all financial assurances, deposits or security that may be required by Governmental Authorities or any Third Parties under the Assumed Contracts or Applicable Laws to permit the transfer of the Assets, including the Assumed Contracts, to the Purchaser.

(c)	Where Vendor is the operator, the Vendor shall transfer operatorship of the Assets to the Purchaser pursuant to the terms and conditions of such transfer under the Title Documents. Nothing in this Agreement shall transfer or be deemed to transfer operatorship, or shall be interpreted as any assurance by the Vendor that the Purchaser will be able to serve as operator with respect to any of the Assets in which interests are held by Third Parties.

2.7	Assumed Liabilities

Following Closing, the Purchaser shall assume, perform, discharge and pay when due all of the Assumed Liabilities. For greater certainty, the Purchaser acknowledges and agrees that the Environmental Liabilities and Abandonment and Reclamation Obligations in respect of the Assets are future costs and obligations associated with the ownership of the Assets that are tied and connected to the ownership of the Assets such that they are inextricably linked and embedded with the Assets.

2.8	Outside Date Extension

The Parties agree that if the period during which the Purchaser has agreed to provide financing under the Agency Agreement or the Second A&R Term Sheet, each as amended from time to time, is extended, then the Parties shall agree to extend the Outside Date to align with such extended financing period.

Article 3
Purchase Price

3.1	Purchase Price

The consideration payable by the Purchaser for the Assets shall be the sum of $2,000,000 (the “Purchase Price”). The Purchase Price shall be satisfied in accordance with Section 3.3 and shall not be subject to any adjustment (and for greater certainty, Cure Costs shall be satisfied in accordance with Section 2.6(a)(i)). The Purchaser and the Vendor acknowledge and agree that the Purchase Price reflects the fair market value of the Assets as of the Closing Date, having due regard to the Environmental Liabilities connected to and embedded in the Assets that depress the value of the Assets. The Vendor shall be responsible for paying any applicable provincial sales taxes in respect of the assets from sale proceeds received from the Purchaser under this Agreement. The effective date of the Transaction shall be the Closing Date and subject to Section 10.2, there shall be no adjustments to the Purchase Price.

3.2	Allocation of Purchase Price

The Purchase Price shall be allocated among the Assets as follows:

(a)	to the Tangibles located in the Wildboy Area, 90%;

(b)	to the Tangibles located outside of the Wildboy Area, 10%, less $10.00; and

(c)	to the Miscellaneous Interests, $10.00.

3.3	Satisfaction of Purchase Price

At Closing, the Purchaser shall pay the Purchase Price (other than Cure Costs, which are payable in accordance with Section 2.6(a)(i)) along with any additional amounts owing in respect of applicable GST (the “Closing Payment”) to the Vendor by electronic wire transfer. During the due diligence investigation period provided for in Section 11.2(d)(iv),, the Parties shall work collaboratively to determine whether a joint election under section 167 of the Excise Tax Act (Canada) is available with respect to the purchase and sale of the Assets and, if such election is available, the Parties shall make such election and the Purchaser shall file such election in the manner and within the time prescribed by the Excise Tax Act (Canada).

Article 4
TRansfer Taxes

4.1	Transfer Taxes

The Parties agree that:

(a)	the Purchase Price does not include Transfer Taxes and the Purchaser shall be liable for and shall pay, and be solely responsible for, any and all Transfer Taxes (excluding any provincial sales taxes) pertaining to the Purchaser’s acquisition of the Assets; and

(b)	the Purchaser shall indemnify the Vendor and its Affiliates for, from and against any Transfer Taxes (including any interest or penalties imposed by a Governmental Authority, but excluding any provincial sales taxes) that any of them are required to pay or for which any of them may become liable as a result of any failure by the Purchaser to self-assess, pay or remit such Transfer Taxes, other than as a result of a failure by the Vendor or its Affiliates to timely remit any amounts on account of Transfer Taxes paid by the Purchaser hereunder.

Article 5
REPRESENTATIONS and WARRANTIES

5.1	Vendor’s Representations

The Vendor hereby represents and warrants to the Purchaser that:

(a)	it is a corporation duly continued and validly subsisting under the laws of the Province of Alberta and has the requisite power and authority to enter into this Agreement and to complete the Transaction;

(b)	except for: (i) Court Approval; and (ii) the Licence Transfers and any consents, approvals or waivers that are required in connection with the assignment of an Assumed Contract; the execution, delivery and performance of this Agreement by it does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Vendor of the Transaction;

(c)	it is not a non-resident of Canada within the meaning of such term under the Income Tax Act (Canada) and is not an agent or trustee for anyone with an interest in the Assets who is a non-resident of Canada within the meaning of such term under the Income Tax Act (Canada) (or a partnership that is not a “Canadian partnership” within the meaning of such term under the Income Tax Act (Canada));

(d)	subject to Court Approval being obtained, this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of it and is enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar Applicable Laws relating to creditors’ rights generally and subject to general principles of equity;

(e)	the Purchaser will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the Transaction because of any action taken by, or agreement or understanding reached by the Vendor; and

(f)	with respect to the GST imposed under the GST Legislation, the Vendor is registered under the GST Legislation and will continue to be registered at the Closing Date in accordance with the provisions of the GST Legislation and its GST registration number is 726368681RT0001.

5.2	Purchaser’s Representations

The Purchaser hereby represents and warrants to the Vendor that:

(a)	it is a corporation duly formed and validly subsisting under the laws of the jurisdiction of its incorporation or formation and has the requisite power and authority to enter into this Agreement and to complete the Transaction;

(b)	it has taken all necessary corporate or other acts to authorize the execution, delivery and performance by it of this Agreement;

(c)	neither the execution of this Agreement nor its performance by the Purchaser will result in a breach of any term or provision or constitute a default under any indenture, mortgage, deed of trust or any other agreement to which the Purchaser is a party or by which it is bound which breach could materially affect the ability of the Purchaser to perform its obligations hereunder;

(d)	to the knowledge of Purchaser, except for: (i) Court Approval; and (ii) the Licence Transfers and any consents, approvals or waivers that are required in connection with the assignment of an Assumed Contract; the execution, delivery and performance of this Agreement by it does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of this Transaction;

(e)	subject to Court Approval being obtained, this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the Purchaser and is enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar Applicable Laws relating to creditors’ rights generally and subject to general principles of equity;

(f)	on Closing, the Purchaser shall not be a non-resident of Canada for the purposes of the Income Tax Act (Canada);

(g)	the Vendor will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the Transaction because of any action taken by, or agreement or understanding reached by, the Purchaser;

(h)	to the knowledge of the Purchaser, the Purchaser meets all or, by Closing will meet all, eligibility requirements of Governmental Authorities to purchase and accept a transfer of the Assets, including without limiting the generality of the foregoing, the eligibility requirements of the BCER;

(i)	with respect to the GST imposed under the GST Legislation, by Closing the Purchaser shall be registered under the GST Legislation and will continue to be registered at the Closing Date in accordance with the provisions of the GST Legislation and, upon registration under the GST Legislation, the Purchaser shall provide its GST registration number to the Vendor;

(j)	the Purchaser is a WTO investor within the meaning of the Investment Canada Act (Canada);

(k)	the Purchaser will have the financial resources necessary to pay, as and when due from the Purchaser, the Purchase Price, the Cure Costs, the Transfer Taxes, the Interim Financing Participation, its legal fees and expenses, registration costs and any other amounts payable by the Purchaser pursuant hereto; and

(l)	the Purchaser has the financial resources necessary to post or satisfy all necessary security, deposits, letters of credit, guarantees or other financial assurances necessary to take possession of the Assets and to satisfy the security required by the Assumed Contracts.

5.3	Enforcement of Representations and Warranties

(a)	The representations and warranties of each Party contained in this Agreement shall survive until Closing and shall thereafter be of no further force and effect. Effective upon the occurrence of Closing, each Party hereby releases and forever discharges each other Party from any breach of any representations and warranties set forth in this Agreement. For greater certainty, none of the representations and warranties contained in this Article 5 shall survive Closing and, the Purchaser’s sole recourse for any material breach of representation or warranty by the Vendor shall be for the Purchaser to not complete the Transaction in accordance with this Agreement.

(b)	The representations and warranties of the Vendor made herein or pursuant hereto are made for the exclusive benefit of the Purchaser, and the representations and warranties of the Purchaser made herein or pursuant hereto are made for the exclusive benefit of the Vendor, as the case may be, and are not transferable and may not be made the subject of any right of subrogation in favour of any other Person.

(c)	The Parties expressly acknowledge and agree that the provisions of this Section 5.3 and the limit on each Party’s liability set out in this Section 5.3 are intended by the Parties as a limitation of liability that represents a fair and equitable allocation of the risks and liabilities that each Party has agreed to assume in connection with the subject matter hereof and is not an agreement within the provision of subsection 7(2) of the Limitations Act (Alberta).

Article 6
“AS IS, Where IS” AND NO ADDITIONAL
REPRESENTATIONS AND WARRANTIES

6.1	Due Diligence Acknowledgement

The Purchaser acknowledges and agrees that:

(a)	it was solely responsible to perform any inspections it deemed pertinent to the purchase of the Assets and to be satisfied as to the condition of the Assets prior to entering into this Agreement with the Vendor;

(b)	notwithstanding the fact that it was permitted to review any diligence materials and disclosures provided by the Vendor, including the Due Diligence Information, the Vendor assumes no liability for errors or omissions in such diligence materials and disclosure or any other property listings or advertising, promotional or publicity statements and materials, and makes no representations or warranties in respect thereof;

(c)	by entering into this Agreement with the Vendor, the Purchaser shall be deemed to represent, warrant and agree with respect to the Assets that:

(i)	the Purchaser has inspected the Assets and is familiar and satisfied with the physical condition thereof and has conducted such investigation of the Assets as the Purchaser has determined appropriate;

(ii)	neither the Vendor nor its Affiliates or their respective Representatives have made any oral or written representation, warranty, promise or guarantee whatsoever to the Purchaser, expressed or implied, and in particular, that no such representations, warranties, guarantees, or promises have been made with respect to the physical condition, operation, or any other matter or thing affecting or related to the Assets and/or the offering or sale of the Assets;

(iii)	the Purchaser has not relied upon any representation, warranty, guarantee or promise or upon any statement made or any information provided concerning the Assets, including the Due Diligence Information made available to the Purchaser by the Vendor, its respective Affiliates or their respective Representatives;

(iv)	the Purchaser has entered into this Agreement after having relied solely on its own independent investigation, inspection, analysis, appraisal and evaluation of the Assets and the facts and circumstances related thereto;

(v)	any information provided or to be provided by or on behalf of the Vendor with respect to the Assets, including all Due Diligence Information, was obtained from information provided to the Vendor and the Vendor has not made any independent investigation or verification of such information, and makes no representations as to the accuracy or completeness of such information;

(vi)	without limiting the generality of the foregoing, the Vendor is not under any obligation to disclose to the Purchaser, and shall have no liability for its failure to disclose to the Purchaser, any information known to it relating to the Assets except as may be required by any Applicable Law; and

(vii)	neither the Vendor, its Affiliates or their respective Representatives are liable or bound in any manner by any oral or written statements, representations or information pertaining to the Assets, or the operation thereof, made or furnished by any real estate broker, agent, employee, or other Person.

6.2	“As Is, Where Is”, No Additional Representations

(a)	Without limiting any other provision of this Agreement, the Purchaser acknowledges and agrees that it is acquiring the Assets on an “as is, where is” and “without recourse” basis with all defects, both patent and latent, and with all faults, whether known or unknown, presently existing or that may hereafter arise. The Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, the Vendor, its Affiliates and their respective Representatives have not made, do not make and specifically negate and disclaim any representation, warranty, promise, covenant, agreement or guaranty of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to the Assets. For greater certainty, but without limitation, except as expressly set forth in this Agreement, none of the Vendor, its Affiliates or their respective Representatives make any condition, representation or warranty whatsoever, express or implied, with respect to:

(i)	the title and interest of the Vendor in and to the Assets;

(ii)	whether any ROFRs are exercisable by a Third Party in connection with the completion of the Transactions;

(iii)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(iv)	the income to be derived from the Assets, if any;

(v)	any estimates of the value of the Assets or the revenues or cash flows from future production from the Lands;

(vi)	the rates of production of Petroleum Substances from the Lands;

(vii)	the quality, condition, marketability, profitability, fitness for a particular purpose or merchantability of any tangible depreciable equipment or property interests which comprise the Assets (including the Tangibles or any personal property);

(viii)	the suitability of the Assets for any and all purposes, activities and uses which the Purchaser may desire to conduct thereon;

(ix)	the compliance of or by the Assets or its operation with any Applicable Law (including Environmental Laws);

(x)	the validity or enforceability of the Assumed Contracts or the ability to assign any of the Assumed Contracts;

(xi)	any regulatory approvals, permits and licenses, consents or authorizations that may be needed to complete the purchase of the Assets contemplated by this Agreement or to operate the Assets or any portion thereof;

(xii)	the manner or quality of the construction or materials, if any, incorporated into the Assets;

(xiii)	the manner, quality, state of repair or lack of repair of the Assets;

(xiv)	the existence of soil instability, past soil repairs, susceptibility to landslides, sufficiency of under-shoring, sufficiency of drainage, or any other matter affecting the stability or integrity of the Assets or any structures or improvements situated thereon;

(xv)	whether the Assets are located in a seismic hazards zone or a flood hazard zone;

(xvi)	the presence of pests and any damage to the Assets and/or its improvements that may have occurred as a result;

(xvii)	the nature and quantum of the Assumed Liabilities; or

(xviii)	any other matter with respect to the Assets.

(b)	The Purchaser acknowledges that the release and disclaimer described in this Article 6 is intended to be very broad and, except for its express rights under this Agreement, the Purchaser expressly waives and relinquishes any rights or benefits it may have under any Applicable Law designed to invalidate releases of unknown or unsuspected claims.

(c)	Except for its express rights under this Agreement, the Purchaser hereby waives all rights and remedies (whether now existing or hereinafter arising and including all common law, tort, contractual and statutory rights and remedies) against the Vendor, its Affiliates and their respective Representatives in respect of the Assets and any representations or statements made or information or data furnished to the Purchaser or its Representatives in connection herewith (whether made or furnished orally or by electronic, faxed, written or other means). Such waiver is absolute, unlimited, and includes, but is not limited to, waiver of express warranties, implied warranties, any warranties contained in the Sale of Goods Act (Alberta), the Sale of Goods Act (British Columbia) (or similar applicable statutes, all as may be amended, repealed or replaced), warranties of fitness for a particular use, warranties of merchantability, warranties of occupancy, strict liability and claims of every kind and type, including claims regarding defects, whether or not discoverable or latent, product liability claims, or similar claims, and all other claims that may be later created or conceived in strict liability or as strict liability type claims and rights.

Article 7
RISK AND COSTS AND INSURANCE

7.1	Risk and Costs

Except as otherwise provided for in this Agreement, the Assets will be at the sole risk and responsibility of the Vendor until the Closing Date, and thereafter at the sole risk and responsibility of the Purchaser.

7.2	Insurance

Any property, liability and other insurance maintained by the Vendor in relation to the Assets, to the extent applicable, shall not be transferred at Closing, but shall remain the responsibility of the Vendor until the Closing Date. The Purchaser shall be responsible for placing its own property, liability and other insurance coverage with respect to the Assets in respect of the period from and after 12:01 a.m. on the Closing Date.

Article 8
INDEMNIFICATION

8.1	Indemnification Given by Purchaser

If Closing occurs, the Purchaser shall:

(a)	be liable to the Vendor, its Affiliates and their respective Representatives for; and

(b)	as a separate covenant, indemnify and save harmless the Vendor, its Affiliates and their respective Representatives from and against;

all Losses and Liabilities suffered, sustained, paid or incurred by the Vendor, its Affiliates and/or their respective Representatives related to or in connection with the Assets and the Assumed Liabilities, including: (i) all Losses and Liabilities attributable to the ownership, operation, use, construction or maintenance of the Assets during the period following the Closing Date; (ii) all Losses and Liabilities arising or accruing on or after the Closing Date under any Assumed Contract, including any and all Cure Costs; and (iii) any other Losses and Liabilities for which the Purchaser has otherwise agreed to indemnify the Vendor pursuant to this Agreement, including pursuant to Section 9.2. The Purchaser’s indemnity obligations set forth in this Section 8.1 shall survive the Closing Date indefinitely pursuant to Section 14.4.

8.2	Third Party Claims

(a)	If the Vendor, its Affiliates or any of their respective Representatives receives written notice of the commencement or assertion of any Third Party Claim for which the Purchaser is liable pursuant to this Agreement (or has otherwise agreed to indemnify the Vendor, its Affiliates or their respective Representatives against), the Vendor shall give the Purchaser reasonably prompt notice thereof, but in any event no later than ten (10) days after receipt of such notice of such Third Party Claim. Such notice to the Purchaser shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount (or the method of computation of the amount) of the Losses and Liabilities that has been or may be sustained by the Vendor, its Affiliates or their respective Representatives, respectively, and a reference to the provisions of this Agreement, or other applicable document, upon which such claim is based.

(b)	The Purchaser may assume the carriage and control of the defence of any Third Party Claim by giving notice to that effect to the Vendor, not later than ten (10) days after receiving notice of that Third Party Claim (the “Notice Period”) so long as: (i) the Purchaser first acknowledges to the Vendor, in writing, liability to the Vendor, its Affiliates and/or their respective Representatives, under this Agreement with respect to such Third Party Claim and that the outcome of such Third Party Claim does not alter or diminish the Purchaser’s obligation to indemnify the Vendor, its Affiliates and/or their respective Representatives, pursuant to this Agreement, subject to the Purchaser’s right to contest in good faith the Third Party Claim; (ii) the Purchaser has the financial resources to defend against the Third Party Claim and fulfill any indemnification obligations and has provided the Vendor, its Affiliates and/or their respective Representatives, with evidence thereof; (iii) the Third Party Claim involves monetary damages; and (iv) the Purchaser thereafter pursues the defence or settlement of the Third Party Claim actively and diligently. The Purchaser’s right to do so shall be subject to the rights of any insurer or other third party who has potential liability in respect of that Third Party Claim. The Purchaser shall pay all of its own expenses of participating in or assuming such defence. In the event that the Purchaser elects to assume the carriage and control of the defence of a Third Party Claim pursuant to this Section 8.2(b), then the Vendor shall, or shall cause its Affiliates and/or their respective Representatives to, cooperate in good faith in the defence of each Third Party Claim and may participate in such defence assisted by counsel of its own choice at its own expense.

(c)	If the Vendor has not received notice within the Notice Period that the Purchaser has elected to assume the carriage and control of the defence of such Third Party Claim in accordance with Section 8.2(b), or if the Purchaser has given such notice but thereafter fails or is unable to pursue the defence or settlement of such Third Party Claim actively and diligently, the Vendor, its Affiliates and/or their respective Representatives, may, at their option, elect to settle or compromise the Third Party Claim on terms of its choosing, or assume such defence assisted by counsel of its own choosing, and the Purchaser shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Losses and Liabilities suffered or incurred by the Vendor, its Affiliates and/or their Representatives with respect to such Third Party Claim.

8.3	Failure to Give Timely Notice

Notwithstanding that time is of the essence, a failure to give timely notice as provided in this Article 8 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under any applicable insurance coverage or was otherwise prejudiced as a result of such failure.

8.4	No Merger

There shall not be any merger of any liability or indemnity hereunder in any assignment, conveyance, transfer or document delivered pursuant hereto notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

8.5	Third Party Beneficiary

The Vendor’s Representatives and the Vendor’s Affiliates, and their respective Affiliates and all of their respective Representatives are intended third party beneficiaries of this Article 8 and shall have the right, power and authority to enforce the provisions hereof as though they were each a party hereto. The Purchaser further agrees to execute such agreements as may be reasonably requested by such Persons in connection with these provisions that are consistent with this Article 8 or that are reasonably necessary to give further effect thereto.

Article 9

ENvironmental Matters

9.1	Acknowledgements Regarding Environmental Condition

The Purchaser acknowledges that, insofar as the environmental condition of the Assets is concerned, it will acquire the Assets pursuant hereto on an “as is, where is” basis. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that the Vendor has provided the Purchaser with a reasonable opportunity to inspect the Assets at the sole cost, risk and expense of the Purchaser (insofar as the Vendor could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendor, its Affiliates or any of their respective Representatives as to the environmental condition of the Assets, or any Environmental Liabilities or Abandonment and Reclamation Obligations in respect thereof.

9.2	Assumption of Environmental Liabilities

If Closing occurs, the Purchaser shall:

(a)	be liable to the Vendor, its Affiliates and their respective Representatives for; and

(b)	as a separate covenant, indemnify and save harmless the Vendor, its Affiliates and their respective Representatives from and against;

all Losses and Liabilities suffered, sustained, paid or incurred by the Vendor, its Affiliates or their respective Representatives as a result of any matter or thing arising out of, attributable to or connected with any Environmental Liabilities or any Abandonment and Reclamation Obligations. Once Closing has occurred, the Purchaser shall be solely responsible for all Environmental Liabilities and all Abandonment and Reclamation Obligations as between the Vendor (on one hand) and the Purchaser (on the other hand) including whether occurring or accruing prior to, on or after the Closing Date, and hereby releases the Vendor, its Affiliates and their respective Representatives from any claims the Purchaser may have against the Vendor with respect to all such Environmental Liabilities and Abandonment and Reclamation Obligations. Without restricting the generality of the foregoing, the Purchaser shall be responsible for all Environmental Liabilities and Abandonment and Reclamation Obligations (including whether occurring or accruing prior to, on or after the Closing Date) in respect of all Wells and Tangibles.

Article 10

Covenants

10.1	Conduct of Business Until Closing

(a)	Until the Closing Date, the Vendor shall provide the Purchaser with all access to the Assets as reasonably required by the Purchaser in order to allow for and assist the Purchaser with an orderly passing of the Assets to the Purchaser following Closing in accordance herewith.

(b)	The access to the Assets to be afforded to the Purchaser and its Representatives pursuant to this Section 10.1 will be subject to the Assumed Contracts and all of the Vendor’s site entry protocols, health, safety and environmental rules, policies and procedures. Further, the Purchaser acknowledges and agrees that it shall:

(i)	be solely liable and responsible for any and all Losses and Liabilities which the Vendor, its Affiliates or their respective Representatives may suffer, sustain, pay or incur; and

(ii)	as a separate covenant, indemnify and save harmless the Vendor, its Affiliates and their respective Representatives harmless from any and all Claims or Losses and Liabilities whatsoever which may be brought against, suffered by or incurred by the Vendor, its Affiliates or their respective Representatives;

arising out of, resulting from, attributable to or in any way connected with any access provided to the Purchaser or its Representatives pursuant to this Section 10.1.

10.2	ROFRs

(a)	The Purchaser acknowledges that it shall be responsible for conducting such separate investigation of the Assets as the Purchaser has determined is appropriate with respect to the identification of ROFRs applicable to the Assets as soon as is reasonably practicable after the date hereof. The Purchaser shall indemnify Losses and Liabilities suffered, sustained, paid or incurred by the Vendor, its Affiliates or their respective Representatives as a result of any failure by the Purchaser to identify ROFRs applicable to the Assets or any Third Party Claim relating to the allocation of the value of a ROFR to be determined by the Purchaser in accordance with Section 10.2(b)(i), as applicable.

(b)	If the Purchaser has identified any ROFRs pursuant to Section 10.2(a):

(i)	promptly following the identification of Assets which are the subject of ROFRs, the Purchaser shall prepare and provide the Vendor with ROFR notices to be issued in respect of such ROFRs, which shall include the Purchaser’s bona fide allocation of the amount of the Purchase Price attributable to each of such Assets which are subject to a ROFR;

(ii)	the Vendor shall courier ROFR notices to the Third Parties holding such ROFRs promptly following the receipt of the same from the Purchaser; and

(iii)	to the extent the Purchaser is not copied directly on a response from a Third Party ROFR holder, the Vendor shall notify the Purchaser in writing forthwith upon each Third Party exercising or waiving such a ROFR.

(c)	If any such Third Party elects to exercise such a ROFR, then:

(i)	the definition of Assets shall be deemed to be amended to exclude those Assets in respect of which the ROFR has been exercised;

(ii)	such Assets shall not be conveyed to the Purchaser;

(iii)	any proceeds received by the Vendor from a Third Party in respect of the sale and conveyance of any Assets which are subject to such a ROFR shall be deemed to not constitute Assets for the purposes of this Agreement; and

(iv)	the Purchase Price shall be subject to reduction in the event of the exercise of any such ROFR by a Third Party, such reduction to be the amount received by the Vendor in connection with the exercise of such ROFR by such Third Party.

(d)	In the event that a Third Party exercises a ROFR and is then unable or unwilling to enter into a conveyance agreement with the Vendor for the relevant Assets, the Purchaser agrees to accept a conveyance of such Assets under the same terms and conditions as this Agreement to whatever extent possible.

(e)	Closing shall not be delayed even though certain of the ROFRs are outstanding and capable of exercise by the holders thereof as of the Closing Date (such ROFRs being referred to as “Outstanding ROFRs”). In such case, the following procedures shall apply:

(i)	the Parties shall proceed with Closing (for greater certainty without any reduction in the Purchase Price for the Outstanding ROFRs, and without variation of any other terms or conditions of this Agreement);

(ii)	the Purchaser shall have (as of the Closing Date) prepared all Specific Conveyances and other closing documentation required for the sale of the Assets subject to the Outstanding ROFRs (the “Outstanding ROFR Assets”);

(iii)	if an Outstanding ROFR is exercised by a Third Party, the Vendor will promptly notify the Purchaser thereof in writing, the Specific Conveyances and other closing documentation related to such Outstanding ROFR Assets will be of no force or effect and shall be destroyed by the Purchaser, and the provisions of Section 10.2(c) shall apply to the Assets which are the subject of the Outstanding ROFR being exercised by the Third Party, mutatis mutandis; and

(iv)	if after Closing an Outstanding ROFR is extinguished by lapse of time, waiver or otherwise (other than as a result of being exercised), the Vendor will promptly notify the Purchaser thereof in writing and promptly deliver copies of the Specific Conveyances and closing documentation previously prepared to the Purchaser, and such documentation shall be effective and the sale of such Outstanding ROFR Assets to Purchaser pursuant hereto shall be deemed to have closed on the Closing Date.

10.3	Document Review

Prior to Closing, the Vendor shall provide Purchaser with reasonable access to the Title Documents and other Miscellaneous Interests in the possession or under the control of Vendor for the purpose of verifying the continued validity and effect of the Title Documents, the identification of Assets the subject of ROFRs, the preparation of Specific Conveyances and other matters related to this Agreement and the Transaction.

10.4	Due Diligence

Following execution of this Agreement, the Purchaser shall use commercially reasonable efforts to complete the due diligence investigation provided for in Section 11.2(d)(iv).

Article 11

CONDITIONS

11.1	Mutual Conditions

The respective obligations of the Parties to complete the purchase and sale of the Assets are subject to the following conditions being fulfilled or performed as at or prior to the Closing Date:

(a)	the Court shall have granted the Approval and Vesting Order and the Approval and Vesting Order shall be a Final Order;

(b)	the Court shall have granted the Second Amended Interim Financing Order, in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	no Governmental Authority shall have enacted, issued or promulgated any final or non-appealable order or Applicable Law subsequent to the date hereof which has the effect of: (i) making any of the transactions contemplated by this Agreement illegal; or (ii) otherwise prohibiting, preventing or restraining the Vendor from the sale of the Assets; and

(d)	the Closing is not otherwise prohibited by Applicable Law;

The foregoing conditions are for the mutual benefit of the Vendor and the Purchaser and may be asserted by the Vendor or the Purchaser regardless of the circumstances and may be waived only with the agreement of the Vendor and the Purchaser.

11.2	Conditions for the Benefit of the Purchaser

The obligation of the Purchaser to complete the purchase of the Assets is subject to the following conditions being fulfilled or performed as at or prior to the Closing Date:

(a)	all representations and warranties of the Vendor contained in Section 5.1 of this Agreement shall be true and correct in all material respects as at the Closing Date with the same force and effect as if made at and as of such time;

(b)	the Vendor shall have complied with and performed, in all material respects, all of its covenants and obligations contained in this Agreement;

(c)	the Vendor shall have executed and delivered or caused to have been executed and delivered to the Purchaser at or before the Closing all the documents contemplated in Section 12.2;

(d)	the following shall have been obtained to the satisfaction of the Purchaser, in the Purchaser’s sole and absolute discretion:

(i)	the Petroleum and Natural Gas Rights shall have been transferred by the BC Ministry pursuant to section 117.1 of the Petroleum and Natural Gas Act (British Columbia) to the Purchaser without any adjustment to the Purchase Price;

(ii)	the LTAs have been approved by the BCER with any conditions satisfactory to the Purchaser, and subject to receiving notification from the Parties that Closing has occurred in accordance with Section 2.3;

(iii)	the transfer of the Crown permits and related surface rights to the Purchaser, subject to receiving notification from the Parties that Closing has occurred in accordance with Section 2.5(c); and

(iv)	completion by the Purchaser of all due diligence typical for a transaction of this scope and nature, including a site visit and all environmental, title and regulatory due diligence by January 31, 2025, and, following such date, this shall no longer be a condition to Closing.

The foregoing conditions are for the exclusive benefit of the Purchaser and may be waived by it in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser may have.

11.3	Conditions for the Benefit of the Vendor

The obligation of the Vendor to complete the sale of the Assets is subject to the following conditions being fulfilled or performed as at or prior to the Closing Date:

(a)	all representations and warranties of the Purchaser contained in Section 5.2 of this Agreement shall be true and correct in all material respects as at the Closing Date with the same force and effect as if made at and as of such time;

(b)	the Purchaser shall have complied with and performed in all material respects all of its covenants and obligations contained in this Agreement;

(c)	the Purchaser shall have executed and delivered or caused to have been executed and delivered to the Vendor at or before the Closing all the documents contemplated in Section 12.3; and

(d)	the Vendor has not lost its ability to convey the Assets due to the appointment of a receiver or a receiver-manager, an order of the Court or otherwise pursuant to the NOI Proceedings, provided such order or other action is pursuant to the NOI Proceedings or is not at the voluntary initiative of the Vendor.

The foregoing conditions are for the exclusive benefit of the Vendor and may be waived by it in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Vendor may have.

11.4	Satisfaction of Conditions

Each of the Parties shall proceed diligently and in good faith and use all commercially reasonable efforts to fulfill and assist in the fulfillment of the conditions set forth in Sections 11.1, 11.2 and 11.3. In addition, each of the Parties agrees not to take any action that could reasonably be expected to preclude, delay or have an adverse effect on the Transaction or would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect.

11.5	Proposal Trustee’s Certificate

When the conditions to Closing set out in Sections 11.1, 11.2 and 11.3 have been satisfied and/or waived by the each of the Vendor and the Purchaser, as applicable, the Vendor and the Purchaser will each deliver to the Proposal Trustee written confirmation: (a) that such conditions of Closing, as applicable, have been satisfied and/or waived; and (b) of the amount of the Transfer Taxes to be paid on Closing (in each case, to the extent applicable), in substantially the form of Schedule C (the “Conditions Certificates”). Upon receipt by the Proposal Trustee of: (i) confirmation that payment of the balance of the Purchase Price to be paid on Closing has been received by the Vendor; (ii) confirmation of payment of applicable Transfer Taxes to be paid on Closing (or evidence of an agreement to pay all Transfer Taxes by the Purchaser to any relevant Governmental Authorities or counterparty); and (iii) each of the Conditions Certificates, the Proposal Trustee shall: (A) issue forthwith its Proposal Trustee’s Certificate concurrently to the Vendor and the Purchaser, at which time the Closing will be deemed to have occurred; and (B) file as soon as practicable a copy of the Proposal Trustee’s Certificate with the Court (and shall provide a true copy of such filed certificate to the Vendor and the Purchaser). In the case of (A) and (B), above, the Proposal Trustee will be relying exclusively on the basis of the Conditions Certificates and without any obligation whatsoever to verify the satisfaction or waiver of the applicable conditions.

Article 12
CLOSING

12.1	Closing Date and Place of Closing

Subject to the conditions set out in this Agreement, the Transaction shall close and be completed on the Closing Date, or at such other time as the Parties may agree in writing.

12.2	Deliveries on Closing by the Vendor

The Vendor shall deliver (or cause to be delivered) to the Purchaser on or before the Closing Date:

(a)	a Court certified copy of the Approval and Vesting Order;

(b)	a certificate of the Vendor confirming the accuracy of the matters provided for in Sections 11.2(a) and 11.2(b);

(c)	the General Conveyance, Assignment and Assumption Agreement duly executed by the Vendor; and

(d)	any other deeds, conveyances, assurances, transfers, assignments, instruments, documents, resolutions and certificates as are referred to in this Agreement or as the Purchaser may reasonably require to give effect to this Agreement.

12.3	Deliveries on Closing by the Purchaser

The Purchaser shall deliver (or cause to be delivered) to the Vendor’s Solicitor on or before the Closing Date:

(a)	payment of the Closing Payment in accordance with Section 3.3;

(b)	payment of all Transfer Taxes payable on Closing to the Vendor or the Vendor’s Solicitors (or evidence of self-assessment and payment by the Purchaser thereof to the relevant Governmental Authorities);

(c)	a certificate of the Purchaser confirming the accuracy of the matters provided for in Sections 11.3(a) and 11.3(b);

(d)	the General Conveyance, Assignment and Assumption Agreement duly executed by the Purchaser; and

(e)	any other deeds, conveyances, assurances, transfers, assignments, instruments, documents, resolutions and certificates as are referred to in this Agreement or as the Vendor may reasonably require to give effect to this Agreement.

Article 13

Termination

13.1	Grounds for Termination

This Agreement may be terminated at any time prior to Closing:

(a)	by the mutual written agreement of the Vendor and the Purchaser, provided however that if this Agreement has been approved by the Court, any such termination shall require either the consent of the Proposal Trustee or the approval of the Court;

(b)	by the Purchaser, upon written notice to the Vendor, if there has been a material breach by the Vendor of any material representation, warranty or covenant contained in this Agreement, which breach has not been waived by the Purchaser, and: (i) such breach is not curable and has rendered the satisfaction of any condition in Section 11.2 impossible by the Outside Date; or (ii) if such breach is curable, the Purchaser has provided prior written notice of such breach to the Vendor, and such breach has not been cured within ten (10) days (or, if not curable within ten (10) days, such longer period as is reasonable under the circumstances, not to exceed thirty (30) days) following the date upon which the Vendor received such notice;

(c)	by the Purchaser, upon written notice to the Vendor (A) any time after the Outside Date, if the Court Approval has not been obtained, or (B) any time after the Outside Date, if the Closing has not occurred by the Outside Date and such failure to close was not caused by or as a result of the Purchaser’s breach of this Agreement;

(d)	by the Vendor, upon written notice to the Purchaser, if there has been a material breach by the Purchaser of any material representation, warranty or covenant contained in this Agreement, which breach has not been waived by the Vendor, and: (i) such breach is not curable and has rendered the satisfaction of any condition in Section 11.3 impossible by the Outside Date; or (ii) if such breach is curable, the Vendor has provided prior written notice of such breach to the Purchaser, and such breach has not been cured within ten (10) days (or, if not curable within ten (10) days, such longer period as is reasonable under the circumstances, not to exceed thirty (30) days) following the date upon which the Purchaser received such notice;

(e)	by the Vendor, upon written notice to the Purchaser, any time after the Outside Date, if (A) the Court Approval has not been obtained, or (B) the Closing has not occurred by the Outside Date and such failure to close was not caused by or as a result of the breach of this Agreement by the Vendor; or

(f)	by either Party if the condition set forth in Section 11.1(b) has not been satisfied by December 9, 2024, or such other date as the Parties may agree in writing.

13.2	Effect of Termination

Upon termination of this Agreement, each Party shall be released from all obligations and liabilities under or in connection with this Agreement. Notwithstanding any termination of this Agreement as permitted under Section 13.1, or as otherwise provided for in this Agreement, the provisions of Sections 14.1 (Public Announcements), 14.5 (Governing Law), 14.6 (Consequential Damages), 14.13 (Costs and Expenses) and 14.17 (Third Party Beneficiaries) shall remain in full force and effect following any such permitted termination.

Article 14

GENERAL

14.1	Public Announcements

(a)	Subject to Section 14.1(b), if a Party intends to issue a press release or other public disclosure of this Agreement, the terms hereof or the Transaction, including filing a copy of this Agreement in any public registry, filing system or depository, including, in order to comply, the disclosing Party shall provide the other Parties with an advance copy of any such press release, redacted document or public disclosure with sufficient time to enable the other Parties to review such press release or other public disclosure and provide any comments. The disclosing Party shall not issue such press release or file such other public disclosure without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the disclosing Party shall be permitted to proceed with such press release or file such other public disclosure without the prior written consent of the other Party, if the other Party has not responded within forty-eight (48) hours of the initial consent request.

(b)	Notwithstanding Section 14.1(a): (i) this Agreement may be filed by the Vendor with the Court; and (ii) the Transaction may be disclosed by the Vendor to the Court, subject to redacting confidential or sensitive information as permitted by Applicable Law. The Parties further agree that:

(i)	the Vendor may prepare and file reports and other documents with the Court containing references to the Transaction and the terms of the Transaction;

(ii)	the Vendor and its professional advisors may prepare and file such reports and other documents with the Court containing references to the Transaction contemplated by this Agreement and the terms of such Transaction as may reasonably be necessary to obtain the Court Approval and to complete the Transaction contemplated by this Agreement or to comply with their obligations to the Court.

14.2	Liability of the Proposal Trustee

The Purchaser acknowledges that KSV is acting solely in its capacity as the proposal trustee of the Vendor and not in its personal or corporate capacity. Under no circumstances shall the Proposal Trustee or any of their Representatives have any liability pursuant to this Agreement, or in relation to the Transaction whether such liability be in contract, tort or otherwise.

14.3	Dissolution of Vendor

The Purchaser acknowledges and agrees that nothing in this Agreement shall operate to prohibit or diminish in any way the right of the Vendor or any of its Affiliates to cause the dissolution or wind-up of the Vendor subsequent to the Closing Date, or otherwise cause or allow the Vendor to cease operations in any manner or at any time subsequent to the Closing Date as the Vendor may determine in its sole discretion, which may be exercised without regard to the impact any such action may have on the Vendor’s ability to fulfil its obligations under this Agreement that survive Closing.

14.4	Survival

Upon Closing, the obligations, covenants, representations and warranties of the Parties set out in this Agreement shall expire, be terminated and extinguished and of no further force or effect, provided that notwithstanding the Closing contemplated hereunder or the delivery of documents pursuant to this Agreement, the obligations and covenants of the Parties set out in Section 2.3 (Licence Transfers), Section 2.5 (Specific Conveyances), Section 2.6 (Post-Closing Maintenance of Assets), Section 5.3 (Enforcement of Representations and Warranties), Section 10.2 (ROFRs) and Article 4 (Transfer Taxes), Article 6 (“As Is, Where Is” and No Additional Representations and Warranties), Article 8 (Indemnification), Article 9 (Environmental Matters) and Article 14 (General), shall survive Closing, shall remain in full force and effect, shall not merge as a result of Closing and shall be binding on the Parties indefinitely thereafter except as expressly stated to the contrary therein or otherwise in accordance with Applicable Laws.

14.5	Governing Law

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and the federal laws of Canada applicable therein (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). The Parties consent to the jurisdiction and venue of the courts of Alberta for the resolution of any such dispute arising under this Agreement.

(b)	Notwithstanding Section 14.5(a), any and all documents or orders that may be filed, made or entered in the NOI Proceedings, and the rights and obligations of the Parties thereunder, including all matters of construction, validity and performance thereunder, shall in all respects be governed by, and interpreted, construed and determined in accordance with the laws of the Province of Alberta. The Parties consent to the jurisdiction and venue of the Court, as applicable, for the resolution of any such disputes, regardless of whether such disputes arose under this Agreement. Each Party agrees that service of process on such Party as provided in Section 14.15 shall be deemed effective service of process on such Party.

14.6	Consequential Damages

Under no circumstance shall any of the Parties, their Representatives or their respective directors, officers, employees or agents be liable for any punitive, exemplary, consequential or indirect damages (including for greater certainty, any loss of profits) (collectively, “Consequential Damages”) that may be alleged to result, in connection with, arise out of, or relate to this Agreement or the Transaction, other than Consequential Damages for which the Purchaser is liable as a result of a Third Party Claim (which liability shall be subject to and recoverable under Article 8 (Indemnification)). For greater certainty, the Parties agree that none of the Parties, their respective Affiliates or their respective Representatives shall be liable for any lost profits whatsoever, whether such lost profits are considered to be direct, consequential or indirect losses, and regardless of whether such lost profits were foreseeable by the Parties at any time or whether such lost profits were the direct and natural result of a Party’s breach of its obligations under this Agreement.

14.7	Right to Contact Governmental Authorities and Stakeholders

Notwithstanding any provision to the contrary in the Confidentiality Agreement, the Purchaser shall be entitled to disclose the Transaction and take any further steps it reasonably requires to advance the Transaction or satisfy any conditions set forth in Section 11.2 with any applicable Governmental Authorities, First Nation or other Third Party stakeholders in its discretion, acting reasonably. The Vendor shall provide such assistance as is reasonably required by Purchaser.

14.8	Further Assurances

Each of the Parties from and after the date hereof shall, from time to time, and at the request and expense of the Party requesting the same, do all such further acts and things and execute and deliver such further instruments, documents, matters, papers and assurances as may be reasonably requested to complete the Transaction and for more effectually carrying out the true intent and meaning of this Agreement.

14.9	Assignment

The Purchaser shall not, without the Vendor’s prior written consent, assign any right or interest in this Agreement, which consent may be withheld in the Vendor’s sole and absolute discretion, except that the Purchaser shall have the right to assign any or all of its rights, interests or obligations hereunder to one or more Affiliates of the Purchaser, provided that: (a) such Affiliate agrees to be bound by the terms of this Agreement; (b) the Purchaser shall remain liable hereunder for any breach of the terms of this Agreement by such Affiliate; (c) such assignment shall not release the Purchaser from any obligation or liability hereunder in favour of the Vendor; and (d) the Purchaser shall acknowledge and confirm its continuing obligations in favour of the Vendor in an assignment and assumption agreement in form and substance satisfactory to the Vendor.

14.10	Waiver

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

14.11	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

14.12	Time of the Essence

Time is of the essence in this Agreement.

14.13	Costs and Expenses

Unless otherwise provided for in this Agreement, each Party shall be responsible for all costs and expenses (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisors) incurred by it in connection with this Agreement and the Transaction. Notwithstanding any other provision of this Agreement, the Purchaser shall pay the cost of all surveys, title insurance policies and title reports ordered by the Purchaser.

14.14	Entire Agreement

This Agreement and the Confidentiality Agreement (the terms and conditions of which are incorporated by reference into this Agreement, and binding upon the Parties, as if such agreement were signed directly by the Parties) constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement or in the Confidentiality Agreement.

14.15	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	in the case of the Vendor:

Erikson National Energy Inc.

1900, 717 – 7th Avenue SW

Calgary, Alberta T2P 0Z3

Attention: Peter Neelands
Email:

With a copy, which shall not constitute notice, to the Vendor’s Solicitors:

Bennett Jones LLP
4500, 855 - 2nd Avenue S.W.
Calgary, AB T2P 4K7

Attention: Keely Cameron; Kristos Iatridis
Email:

(b)	In the case of the Purchaser:

Gryphon Digital Mining, Inc.
Attention: Steve Gutterman
Email:

With a copy, which shall not constitute notice, to the Purchaser’s Solicitors:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre – North Tower

40 Temperance St.

Toronto, ON M5H 0B4 Canada

Attention: Alex Pizale, Chris McLelland
Email:

A notice is deemed to be given and received if: (i) sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day; or (ii) email, on the date of transmission if it is a Business Day and the transmission was made prior to 4:00 p.m. (local time in place of receipt), and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice to that Party. The failure to send a copy of a notice to legal counsel does not invalidate delivery of that notice to a Party.

14.16	Enurement

This Agreement shall be binding upon, and enure to the benefit of, the Parties and their respective successors and permitted assigns.

14.17	Third Party Beneficiaries

Except as otherwise provided for in this Agreement, each Party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties and their successors and permitted assigns and, except as otherwise provided for in this Agreement, no Person, other than the Parties and their successors and permitted assigns shall be entitled to rely on the provisions hereof in any action, suit, proceeding, hearing or other forum. The Purchaser acknowledges to the Vendor, its Affiliates and their respective Representatives their direct rights against the Purchaser under this Agreement. To the extent required by Applicable Law to give full effect to these direct rights, the Purchaser agrees and acknowledges that the Vendor is acting as agent and/or as trustee of its Representatives, its Affiliates and their respective Representatives.

14.18	Severability

If any provision of this Agreement or any document delivered in connection with this Agreement is partially or completely invalid or unenforceable, the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall be construed and enforced as if that invalid or unenforceable provision were omitted. The invalidity or unenforceability of any provision in one jurisdiction shall not affect such provision validity or enforceability in any other jurisdiction.

14.19	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Transmission by electronic means of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

[THE BALANCE OF THIS PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF this Agreement has been properly executed by the Parties as of the date first above written.

ERIKSON NATIONAL ENERGY INC.

Per:	/s/ Peter Neelands
	Name:	Peter Neelands
	Title:	Director

GRYPHON DIGITAL MINING, INC.

Per:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	Chief Executive Officer